UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 2 June 2009
Exhibit No. 2	FRN Variable Rate Fix dated 3 June 2009
Exhibit No. 3	FRN Variable Rate Fix dated 3 June 2009
Exhibit No. 4	Holding(s) in Company dated 3 June 2009
Exhibit No. 5	Holding(s) in Company dated 4 June 2009
Exhibit No. 6	Holding(s) in Company dated 4 June 2009
Exhibit No. 7	FRN Variable Rate Fix dated 4 June 2009
Exhibit No. 8	Director/PDMR Shareholding dated 4 June 2009
Exhibit No. 9	Holding(s) in Company dated 5 June 2009
Exhibit No. 10	FRN Variable Rate Fix dated 5 June 2009
Exhibit No. 11	FRN Variable Rate Fix dated 9 June 2009
Exhibit No. 12	FRN Variable Rate Fix dated 9 June 2009
Exhibit No. 13	Holding(s) in Company dated 10 June 2009
Exhibit No. 14	Publication of Prospectus dated 11 June 2009
Exhibit No. 15	Publication of Information Memorandum dated 11 June 2009
Exhibit No. 16	Director/PDMR Shareholding dated 15 June 2009
Exhibit No. 17	FRN Variable Rate Fix dated 15 June 2009
Exhibit No. 18	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 19	Publication of Prospectus dated 16 June 2009
Exhibit No. 20	Directorate Change dated 16 June 2009
Exhibit No. 21	Director/PDMR Shareholding dated 16 June 2009
Exhibit No. 22	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 23	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 24	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 25	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 26	FRN Variable Rate Fix dated 16 June 2009
Exhibit No. 27	Bob Diamond speaks at New York investor seminar dated 17 June 2009
Exhibit No. 28	FRN Variable Rate Fix dated 17 June 2009
Exhibit No. 29	FRN Variable Rate Fix dated 17 June 2009
Exhibit No. 30	FRN Variable Rate Fix dated 18 June 2009
Exhibit No. 31	FRN Variable Rate Fix dated 19 June 2009
Exhibit No. 32	FRN Variable Rate Fix dated 19 June 2009
Exhibit No. 33	FRN Variable Rate Fix dated 23 June 2009
Exhibit No. 34	Full Early Redemption dated 25 June 2009
Exhibit No. 35	FRN Variable Rate Fix dated 25 June 2009
Exhibit No. 36	FRN Variable Rate Fix dated 25 June 2009
Exhibit No. 37	FRN Variable Rate Fix dated 25 June 2009
Exhibit No. 38	Total Voting Rights dated 30 June 2009
Exhibit No. 39	Director/PDMR Shareholding dated 30 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 1, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 1, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

As Agent Bank, please be advised of the following rate determined on: 02/06/09
Issue	¦ Barclays Bank PLC - Series 171 - GBP 1,500,000,000 FRN due 2nd Dec 2011

ISIN Number	¦ XS0403435638
ISIN Reference	¦ 40343563
Issue Nomin GBP	¦ 1,500,000,000
Period	¦ 02/06/09 to 02/12/09		Payment Date 02/12/09
Number of Days	¦ 183
Rate	¦ 1.77188
Denomination GBP	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 444.18	¦ 13,325,508.49	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 03/06/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/06/09 to 06/07/09		Payment Date 06/07/09
Number of Days	¦ 31
Rate	¦ 1.36875
Denomination USD	¦ 50,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 58.93	¦ 2,357,291.67	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 3

As Agent Bank, please be advised of the following rate determined on: 03/06/09
Issue	¦ Barclays Bank Plc Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 05/06/09 to 08/09/09		Payment Date 08/09/09
Number of Days	¦ 95
Rate	¦ 1.43688
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦

Amount Payable per Denomination	¦ 379.18	¦ 5,118,885.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	New disclosure rules in force	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Investment Authority
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1 June 2009
6. Date on which issuer notified:	2 June 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each	487,755,622	487,755,622	487,755,622	487,755,622	N/A	5.81%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	758,437,618	Nominal	Delta
9.04%	N/A
Mandatorily Convertible Notes (" MCNs ")	153.276p	30 June 2009	MCNs are convertible at the option of Qatar Holding LLC up until 23 June 2009 and if not converted on or prior to such date will automatically convert into Barclays plc Ordinary Shares on 30 June 2009	326,208,930	3.89%	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,572,402,170	18.74%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:

xxi
Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority (" QIA ")

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

As required under the DTRs, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the public announcement made by Barclays PLC dated 29 May 2009.  Consequently the quoted percentage of voting rights detailed in this notice have been calculated without the further shares to be issued when the Mandatorily Convertible Notes and Warrants included in this notification are converted.  This results in percentage figures which are artificially high. On a fully diluted basis assuming that all Warrants are exercised and all MCNs are converted the resulting percentage interest would be 12.53%.

14. Contact name:	Mr. Ahmad Al-Sayed Qatar Holding LLC Qatar Financial Centre, 8 th Floor, Q-Tel Tower, West Bay, Doha, Qatar
15. Contact telephone number:	Tel: +974.499.5900

Exhibit No. 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	x
An event changing the breakdown of voting rights
Other (please specify):	New Disclosure Rules in Force	x
3. Full name of person(s) subject to the notification obligation: iii	International Petroleum Investment Company Kadin Holdings Ltd. PCP Gulf Invest 1 Limited PCP Gulf Invest 3 Limited
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 1 Limited (in respect of mandatorily convertible notes only) PCP Gulf Invest 3 Limited (in respect of warrants only)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1 June 2009
6. Date on which issuer notified:	3 June 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	3- 24%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Numberof shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Mandatorily convertible notes ("MCNs")	153.276p	30 June 2009	MCNs are convertible at the option of PCP1 up until 23 June 2009 and if not converted on or prior to such date will automatically convert into Barclays PLC Ordinary Shares on 30 June 2009	1,304,835,721		Nominal	Delta
						15.55%	Not required
Warrants	197.775p	31 October 2013	27 th November 2008 - 31 October 2013	758,437,618		Nominal	Delta
						9.04%	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
2,063,273,339				24.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The MCNs are legally owned by PCP Gulf Invest 1 Limited ("PCP1"). PCP1 is, in turn, wholly owned by Kadin Holdings Ltd. ("Kadin"). Kadin is, in turn, wholly owned by International Petroleum Investment Company ("IPIC").

The warrants are legally owned by PCP Gulf Invest 3 Limited ("PCP3"). PCP3 is, in turn, wholly owned by Kadin, which is, in turn, wholly owned by IPIC.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the DTRs, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the public announcement made by Barclays PLC dated 29 May 2009. Consequently the quoted percentage of voting rights detailed in this notice have been calculated without the further shares to be issued when the MCNs and Warrants included in this notification are converted.  This results in percentage figures which are artificially high. Reference should also be made to the announcement made on 2nd June 2009 relating to the sale by IPIC of Barclays shares arising on conversion of the MCNs referred to in this notification.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

Exhibit No. 6

Financial Services Authority

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM) Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	02 June 2009
6. Date on which issuer notified:	03 June 2009
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM) From 4% -5% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORDGBP 0.25	Below 5% (LGIM)		476,346,938	435,747,361	40,599,577	5.19	0.48
	333,171,850(L&G)	333,171,850(L&G)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal		Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
476,346,938				5.67

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (476,346,938 - 5.67% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) ( 476,346,938 - 5.67% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) ( 476,346,938 - 5.67% = Total Position)
Legal & General Group Plc (Direct) (L&G) (435,747,361 - 5.19% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 362,864,594 - 4.32% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 362,864,594 - 4.32% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 8,391,578,567
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Exhibit No. 7

As Agent Bank, please be advised of the following rate determined on: 04-Jun-2009
Issue	¦ Barclays Bank Plc Series 153 CZK 1,500,000,000 Floating Rate Notes due March 2010

ISIN Number	¦ XS0213909335
ISIN Reference	¦
Issue Nomin CZK	¦ 1,500,000,000.00
Period	¦ 08-Jun-2009 to 08-Sep-2009		Payment Date 08-Sep-2009
Number of Days	¦ 92
Rate	¦ 2.26000
Denomination CZK	¦ 1,000,000.00	¦	¦

Amount Payable per Denomination	¦ 5,775.56	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 8

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Following a recommendation made by Barclays PLC ("the Company") on 2 June 2009, the independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 4 June 2009 that on 4 June 2009 it had resolved to confirm the granting of the following awards under PSP to Directors of the Company:

Director	Allocation of performance shares (a)	Maximum number potentially releasable
Mr CG Lucas	532,682	1,598,046
Mr FF Seegers	1,065,365	3,196,095

Note:

(a)

Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares.  At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

The calculation of the initial award allocation was based on a share price of £1.501832, which was the average price paid for the Company's shares by the trustee between 18 March 2009 and 15 April 2009.  No consideration was paid for the grant of any award.

Exhibit No. 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	New disclosure rules in force	Yes
3. Full name of person(s) subject to the notification obligation: iii	His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al Thani
4. Full name of shareholder(s) (if different from 3.): iv	Challenger Universal Limited
5. Date of the transaction and date on which the threshold is crossed or reached:[v]	1 June 2009
6. Date on which issuer notified:	5 June 2009
7. Threshold(s) that is/are crossed or reached:vi, vii	Below 3%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Numberof shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each	117,979,379	117,979,379	117,979,379	117,979,379	N/A	1.41%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A		N/A	N/A	N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Mandatorily Convertible Notes ("MCNs ")	153.276p	30 June 2009	MCNs are convertible at the option of Challenger Universal Limited up until 23 June 2009 and if not converted on or prior to such date will automatically convert into Barclays plc Ordinary Shares on 30 June 2009	195,725,358	2.33%		N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
313,704,737				3.74%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
Challenger Universal Limited is ultimately beneficially owned by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al Thani and his family.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

As required under the DTRs, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the public announcement made by Barclays PLC dated 29 May 2009. Consequently the quoted percentage of voting rights detailed in this notice has been calculated without the further shares to be issued when the Mandatorily Convertible Notes included in this notification and Warrants issued by Barclays PLC on 31 October 2008 are converted. This results in percentage figures which are artificially high. On a fully diluted basis assuming that all such Warrants are exercised and all MCNs are converted the resulting percentage interest would be 2.50%.

14. Contact name:	Mr. Fakirahmed Gulam M Kaldane Al Wajiba Palace Dukhan Road PO Box 4044 Doha Qatar
15. Contact telephone number:	Tel: +974.481.7000

Exhibit No. 10

As Agent Bank, please be advised of the following rate determined on: 22/05/09
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 22/05/09 to 24/08/09		Payment Date 24/08/09
Number of Days	¦ 94
Rate	¦ 1.5725
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 202.49	¦ 809,945.21	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 11

Re:	WOOLWICH
GBP 55000000
MATURING: 07-Dec-2009
ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Jun-2009 TO 07-Sep-2009 HAS BEEN FIXED AT 1.408750 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 07-Sep-2009 WILL AMOUNT TO:
GBP 351.22 PER GBP 100000 DENOMINATION

Exhibit No. 12

As Agent Bank, please be advised of the following rate determined on: 09-Jun-2009
Issue	¦ Barclays Bank PLC Series 155 USD 500,000,000 Callable Floating Rate Subordinated Notes due 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦
Issue Nomin USD	¦ 500,000,000.00
Period	¦ 11-Jun-2009 to 11-Sep-2009		Payment Date 11-Sep-2009
Number of Days	¦ 92
Rate	¦ 0.84750
Denomination USD	¦ 1,000.00	¦ 10,000.00	¦

Amount Payable per Denomination	¦ 2.17	¦ 21.66	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 13

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	YES
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	PCP Gulf Invest 1 Limited
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 1 Limited
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	5 June 2009
6. Date on which issuer notified:	8 June 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	15%- 3%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Numberof shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Mandatorily convertible notes ("MCNs")	153.276p	30 June 2009	MCNs are convertible at the option of PCP1 up until 23 June 2009 and if not converted on or prior to such date will automatically convert into Barclays PLC Ordinary Shares on 30 June 2009	Nil		Nominal	Delta
						Nil	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Nil				Nil

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The triggering transaction is the conversion of the MCNs and subsequent disposal of the resultant ordinary shares in Barclays PLC, which occurred on 5 June 2009.   As a result, the aggregate percentage of voting rights in Barclays PLC referenced by PCP1's financial instruments fell on 5 June from 15.55% to NIL%.

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the regulatory announcement made by Barclays PLC dated 29 May 2009. Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the MCNs included in this notification are converted. This results in the percentage figure for the holding prior to the conversion of the MCNs being artificially high.
Reference should also be made to the regulatory announcement made on 2 June 2009 relating to the sale by PCP1's indirect parent, International Petroleum Investment Company, of ordinary shares in Barclays PLC arising on conversion of the MCNs, as referred to in this notification.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii					Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments					YES
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii					International Petroleum Investment Company ("IPIC") Kadin Holdings Ltd. ("Kadin")
4. Full name of shareholder(s) (if different from 3.):iv					PCP Gulf Invest 1 Limited ("PCP1")
5. Date of the transaction and date onwhich the threshold is crossed or reached: [v]					5 June 2009
6. Date on which issuer notified:					8 June 2009
7. Threshold(s) that is/are crossed or reached:vi, vii					24%- 10%
8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Mandatorily convertible notes ("MCNs")	153.276p	30 June 2009	MCNs are convertible at the option of PCP1 up until 23 June 2009 and if not converted on or prior to such date will automatically convert into Barclays PLC Ordinary Shares on 30 June 2009	Nil		Nominal	Delta
						Nil	Not required
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	758,437,618		Nominal	Delta
						9.04%	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
758,437,618				9.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

Prior to the triggering transaction, the MCNs were legally owned by PCP1. PCP1 was, in turn, wholly owned by Kadin, which was, in turn, wholly owned by IPIC.

The triggering transaction is the conversion of the MCNs and subsequent disposal of the resultant ordinary shares in Barclays PLC, which occurred on 5 June 2009.   As a result, the aggregate percentage of voting rights in Barclays PLC referenced by IPIC's financial instruments fell on 5 June 2009 from 24.59% to 9.04% (as calculated pursuant to the Disclosure Rules).

In addition, the aggregate percentage of voting rights in Barclays PLC referenced by Kadin's financial instruments fell on 5 June 2009 from 24.59% to 9.04% (as calculated pursuant to the Disclosure Rules).

The 9.04% voting rights still referenced reflects the continued indirect holding of warrants by IPIC and Kadin that reference ordinary shares in Barclays PLC, as notified in the filing issued on 3 June 2009 (in respect of IPIC, Kadin, PCP1 and PCP Gulf Invest 3 Limited ("PCP3")). The warrants are legally owned by PCP3, which is, in turn, wholly owned by Kadin, which is, in turn, wholly owned by IPIC. The triggering transaction does not affect the ownership of the warrants as regards PCP3, Kadin and IPIC.

For the sake of completeness, following the triggering transaction, the aggregate percentage of voting rights in Barclays PLC referenced by PCP3's financial instruments remains 9.04% (as calculated pursuant to the Disclosure Rules), comprising the voting rights referenced by the warrants.

Reference should also be made to the regulatory announcement made on 2 June 2009 relating to the sale by IPIC of ordinary shares in Barclays PLC arising on conversion of the MCNs.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the regulatory announcement made by Barclays PLC dated 29 May 2009. Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the MCNs and warrants included in this notification are converted and exercised. This results in certain percentage figures being artificially high.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	YES
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Excellency Khadem Abdulla Khadem Butti Al Qubaisi ("HE Khadem Al Qubaisi") KAQ Holdings Limited ("KAQ")
4. Full name of shareholder(s) (if different from 3.): iv	KAQ Holdings Limited
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	5 June 2009
6. Date on which issuer notified:	8 June 2009
7. Threshold(s) that is/are crossed or reached:vi, vii	3%- 9%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Numberof shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Option	Subject to prior conditions	No expiration date	No exercise period	758,437,618		Nominal	Delta
						9.04%	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
758,437,618				9.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

The option has been granted to KAQ. KAQ is wholly owned by HE Khadem Al Qubaisi, the managing director of International Petroleum Investment Company.

The option is to acquire, at any time, the entire share capital (and not a portion only) of Kadin Holdings Ltd. ("Kadin"). Kadin wholly owns PCP Gulf Invest 3 Limited, which, in turn, owns warrants exercisable into 758,437,618 ordinary shares in Barclays PLC at an exercise price of 197.775p. The expiration date of the warrants is 31 October 2013.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The option was granted to KAQ on 1 June 2009, but did not become exercisable until 5 June 2009.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 8,391,578,567 as set out in the regulatory announcement made by Barclays PLC dated 29 May 2009. Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised. This results in certain percentage figures being artificially high.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

Exhibit No. 14

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7659T_1-2009-6-11.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place
Canary Wharf
London
E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 15

Publication of Information Memorandum

The following information memorandum is available for viewing:

Information Memorandum dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7665T_1-2009-6-11.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place
Canary Wharf
London
E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Information Memorandum have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 16

15 June 2009

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Mr S J Fraser, a director of Barclays PLC ("the Company"), notified the Company on 12 June 2009 that on 12 June 2009 he had purchased 25,000 ordinary shares in the Company at a price of 295.008 pence per share.

Following this transaction, Mr Fraser has a total beneficial interest in 25,000 ordinary shares in Barclays PLC.

Exhibit No. 17

As Agent Bank, please be advised of the following rate determined on: 15/06/09
Issue	¦ Barclays Bank PLC - Series 174 - GBP 110,000,000 FRN due 15 Dec 2009

ISIN Number	¦ XS0405614396
ISIN Reference	¦ 40561439
Issue Nomin GBP	¦ 110,000,000
Period	¦ 15/06/09 to 15/09/09		Payment Date 15/09/09
Number of Days	¦ 92
Rate	¦ 1.22188
Denomination GBP	¦ 50,000	¦ 110,000,000	¦

Amount Payable per Denomination	¦ 153.99	¦ 338,778.78	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 18

As Agent Bank, please be advised of the following rate determined on: 16-Jun-2009
Issue	¦ Barclays Bank PLC Series 145 GBP 45,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0188531247
ISIN Reference	¦
Issue Nomin GBP	¦ 45,000,000.00
Period	¦ 16-Jun-2009 to 16-Sep-2009		Payment Date 16-Sep-2009
Number of Days	¦ 92
Rate	¦ 1.29188
Denomination GBP	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 32.56	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 19

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 15 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9868T_1-2009-6-16.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 20

BARCLAYS PLC

16 June 2009

RESIGNATION OF NON-EXECUTIVE DIRECTOR

Following confirmation of her appointment as Editor-in-chief, Europe, The Wall Street Journal, Barclays PLC and Barclays Bank PLC today announce that Patience Wheatcroft has resigned as a non-executive Director of both companies with immediate effect.

Ms Wheatcroft stated "It is with regret that I leave the Barclays Board to take up this exceptional opportunity.  I wish everyone at Barclays continuing success."

Marcus Agius, Chairman of Barclays, said "Patience has contributed significantly as a non-executive director of Barclays during a testing period. We are sad to lose her, but wish her success in her new role."

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah MacDonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 6217

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com .

Exhibit No. 21

16 June 2009

Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a)

Mr Robert E Diamond Jr, a director of Barclays PLC ("the Company") notified the Company on 16 June 2009 that, on 12 June 2009, he transferred 400 ordinary shares in the Company as a gift for nil consideration. The revised total shareholding for Mr Diamond following the transaction is 10,327,103 ordinary shares.

Exhibit No. 22

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2009 TO 16-Jul-2009 HAS BEEN FIXED AT 1.117500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2009 WILL AMOUNT TO:
GBP 45.92 PER GBP 50000 DENOMINATION

Exhibit No. 23

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2009 TO 16-Jul-2009 HAS BEEN FIXED AT 1.167500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2009 WILL AMOUNT TO:
GBP 47.98 PER GBP 50000 DENOMINATION

Exhibit No. 24

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2009 TO 16-Jul-2009 HAS BEEN FIXED AT 1.217500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2009 WILL AMOUNT TO:
GBP 50.03 PER GBP 50000 DENOMINATION

Exhibit No. 25

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2009 TO 16-Jul-2009 HAS BEEN FIXED AT 1.217500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2009 WILL AMOUNT TO:
GBP 50.03 PER GBP 50000 DENOMINATION

Exhibit No. 26

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2009 TO 16-Jul-2009 HAS BEEN FIXED AT 1.217500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2009 WILL AMOUNT TO:
GBP 50.03 PER GBP 50000 DENOMINATION

Exhibit No. 27

17 June 2009

BARCLAYS PLC

Robert E. Diamond Jr, Jerry del Missier and Rich Ricci speak at New York investor seminar

Robert E. Diamond Jr, President, Barclays PLC, Jerry del Missier, President, Barclays Capital and Rich Ricci, Chief Operating Officer, Investment Banking and Investment Management will today speak at the Barclays Capital Investor Seminar in New York.

The seminar will commence at 08:30 New York time (13:30 BST). To access the live conference call, please dial +1 800 423 4702 (US/Canada) or +1 702 495 1715 (all other locations). Access code: 'Barclays Capital Investor Seminar'. A live webcast of the call will also be available at:  www.barclays.com/investorrelations . A copy of the presentation is now available on this website and a transcript of the accompanying remarks will be made available shortly after the speakers conclude their commentary.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com .

Exhibit No. 28

As Agent Bank, please be advised of the following rate determined on: 17-Jun-2009
Issue	¦ Barclays Bank PLC Series 132 EUR 40,000,000 Floating Rate Subordinated Notes due 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦
Issue Nomin EUR	¦ 40,000,000.00
Period	¦ 19-Jun-2009 to 21-Dec-2009		Payment Date 21-Dec-2009
Number of Days	¦ 185
Rate	¦ 1.89700
Denomination EUR	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 974.85	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 29

As Agent Bank, please be advised of the following rate determined on: 17/06/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/06/09 to 20/07/09		Payment Date 20/07/09
Number of Days	¦ 31
Rate	¦ 1.26313
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 108.77	¦ 2,175,390.56	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 30

As Agent Bank, please be advised of the following rate determined on: 18-Jun-2009
Issue	¦ Barclays Bank PLC Series no 86 EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 22-Jun-2009 to 22-Sep-2009		Payment Date 22-Sep-2009
Number of Days	¦ 92
Rate	¦ 1.70500
Denomination EUR	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 43.57	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 31

As Agent Bank, please be advised of the following rate determined on: 19-Jun-2009
Issue	¦ Barclays Bank PLC Series 143 EUR 50,000,000 Floating Rate Notes due 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 23-Jun-2009 to 23-Sep-2009		Payment Date 23-Sep-2009
Number of Days	¦ 92
Rate	¦ 1.57400
Denomination EUR	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 40.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 32

As Agent Bank, please be advised of the following rate determined on: 19-Jun-2009
Issue	¦ Barclays Bank PLC Series 159 USD 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 23-Jun-2009 to 23-Sep-2009		Payment Date 23-Sep-2009
Number of Days	¦ 92
Rate	¦ 0.78688
Denomination USD	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 201.09	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 33

As Agent Bank, please be advised of the following rate determined on: 23-Jun-2009
Issue	¦ Barclays Bank PLC Series 146 GBP 65,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0194177944
ISIN Reference	¦
Issue Nomin GBP	¦ 65,000,000.00
Period	¦ 23-Jun-2009 to 23-Sep-2009		Payment Date 23-Sep-2009
Number of Days	¦ 92
Rate	¦ 1.23125
Denomination GBP	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 31.03	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 34

Please be advised the following issue has been repurchased for USD 3,810,000 on 26 June 09 and then will be redeemed at par due to a EARLY REDEMPTION on 29 June 09

  Barclays Series 11360 USD 10,000,000 Due 28 December 2010 - XS0332999746

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit No. 35

As Agent Bank, please be advised of the following rate determined on: 25-Jun-2009
Issue	¦ Barclays Bank PLC Series 78 EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 29-Jun-2009 to 28-Sep-2009		Payment Date 28-Sep-2009
Number of Days	¦ 91
Rate	¦ 1.53500
Denomination EUR	¦ 1,000,000.00	¦	¦

Amount Payable per Denomination	¦ 3,880.14	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 36

As Agent Bank, please be advised of the following rate determined on: 25-Jun-2009
Issue	¦ Barclays Bank PlLC Series 134 EUR 100,000,000 Fixed/Floating Rate Notes due June, 2018

ISIN Number	¦ XS0171418568
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 27-Jun-2009 to 27-Jun-2010		Payment Date 27-Jun-2010
Number of Days	¦ 360
Rate	¦ 2.42100
Denomination EUR	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 2,421.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 37

As Agent Bank, please be advised of the following rate determined on: 25-Jun-2009
Issue	¦ Barclays Bank PLC Series 158 USD 50,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016 144a ISIN US06738CKJ70

ISIN Number	¦ XS0259172277
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000.00
Period	¦ 29-Jun-2009 to 28-Sep-2009		Payment Date 28-Sep-2009
Number of Days	¦ 91
Rate	¦ 0.80125
Denomination USD	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 202.54	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 38

30 June 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 9,715,420,963 ordinary shares with voting rights as at 29 June 2009. There are no ordinary shares held in Treasury.

The above figure (9,715,420,963) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 39

30 June 2009

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The independent trustee of the ESAS Trust notified Barclays PLC ("the Company") on 30 June 2009 that on 30 June 2009 it had resolved to release the following award under the Barclays PLC Joiners Share Award Plan ("the JSAP") to Frederik (Frits) Seegers, a director of Barclays PLC.

Director/PDMR	Shares released to Director/PDMR	Shares sold on behalf of Director/ PDMR to satisfy withholding liabilities	Price per share (pence)	Shares retained by Director/PDMR
Frits Seegers	138,338	56,804	286.40	81,534

The revised total shareholding following this transaction is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
Frits Seegers	980,029*	-

* Pursuant to Disclosure and Transparency Rule 3.1.2R, the Company has been notified by Frits Seegers that he has granted a third party bank security over 977,898 ordinary shares of 25 pence each in the Company held by him (representing approximately 0.01% of the current issued share capital of the Company). Mr Seegers retains beneficial ownership of all such ordinary shares.